NYMOX

NEWS RELEASE

For Further Information Contact:
Nymox Pharmaceutical Corporation
1-800-93NYMOX
www.nymox.com

For Immediate Release:

Nymox Reports on U.S. Patent Issuances

IRVINE, CA (July 18, 2023) Nymox Pharmaceutical Corporation [OTC Markets – NYMXF] (the "Company") is pleased to announce the Issuances of several of its important U.S. patents for NYMOZARFEX.

The Company continues to expand its patent portfolio, which is an integral part of its business. In the past 18 months, numerous newly issued patents have been granted in important jurisdictions in different parts of the world, including major markets. In the U.S. alone, 5 new patents from January 2022 through the present time in 2023 alone have issued for the Company's main business concerns, including patents for the company's treatments for prostate enlargement (BPH) and prostate cancer. The Company's CEO and founder, Paul Averback has been the inventor responsible for the Company's technology and patents.

There is an important unmet need in the global middle aged and elderly male population for effective treatment for prostate enlargement (known as BPH, benign prostatic hyperplasia). BPH affects up to half the global male population after late middle age, and the vast majority of men have the condition when they reach their mid-70's and older. Current medical treatments are intended for life-long treatment but are hindered by intolerable side effects that many or most men experience, and they stop treatment usually in the first year or two. These side effects can be sexual problems or a variety of other issues, some of which are more serious such as hypotension, depression, possible increased risk of prostate cancer, retrograde ejaculation, and many others. Surgical treatments are effective usually, but have the drawbacks of surgical pain, anesthesia, catheterizations, complications and other risks such as the frequent permanence of retrograde ejaculation, and occasional need for re-treatments.

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials involving overall more than 1750 patients with over 1600 injections administered including over 1200 Fexapotide administrations. Fexapotide has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and its Quarterly Reports.